December 20, 2005

Mr. John Reynolds
Office of Small Business
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Dhanoa Minerals Ltd.
Registration Statement on Form SB-2
Filed November 21, 2005
File No. 333-129864

Dear Mr. Reynolds:

We represent Dhanoa Minerals Ltd. We are in receipt of your letter dated December 12, 2005 and the following sets forth our comments to same:

Financial Statements

Balance Sheet, F-4

1.

We note you capitalized $4,000 in connection with the purchase of mineral rights for the Close Allies Property. Please not, the recover ability of capitalized acquisition costs of mineral rights is presumed to be insupportable under SFAS 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7, for a mining company in the exploration stage. Accordingly, it would appear that the financial statements need to be revised to expense the capitalized costs of acquiring the mineral rights. Please revise your financial statements and policy note accordingly.

Answer:	The financial statements and policy note have been revised accordingly.

General

2.

We note your headquarters and principal operations are located in Canada. Please disclose the reporting currency on the face of the financial statements. Also, provide a note that discloses the reporting currency on the face of the financial statements. Also, provide a note that discloses your functional currency, if different from your reporting currency, describe how you apply SFAS 52 and discuss the transaction(s) that resulted in your foreign currency transaction gain.

Answer:

The financial statements have been revised to disclose the reporting currency on the face of the financial statements and to provide a note which discloses the reporting currency on the face of the financial statements. In addition, a note has been added that disclosed the functional currency resulted in the foreign currency transaction gain.

Other Regulatory

3.	Please provide a current consent of the independent accountants in any amendment to the registration statement.

Answer:	An updated consent of the independent auditors has been included in this amendment.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
        GREGG E. JACLIN